UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

54, rue La Boétie, 75008 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

In May 2022, Sanofi published the press releases attached hereto as Exhibits 99.1 and 99.2 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated May 11, 2022: New nirsevimab data analyses reinforce efficacy against RSV

Exhibit 99.2	Press release dated May 15, 2022: Sarclisa® (isatuximab) combination provides unprecedented median progression free survival in patients with relapsed multiple myeloma receiving a proteasome inhibitor therapy

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 11, 2022: New nirsevimab data analyses reinforce efficacy against RSV

Exhibit 99.2	Press release dated May 15, 2022: Sarclisa® (isatuximab) combination provides unprecedented median progression free survival in patients with relapsed multiple myeloma receiving a proteasome inhibitor therapy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 17, 2022		SANOFI

	By	/s/ Alexandra Roger
Name: Alexandra Roger
Title: Head of Securities Law and Capital Markets